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                               October 28, 2022

       Olivia He
       Chief Executive Officer
       DT Cloud Acquisition Corp
       30 Orange Street
       London, United Kingdom WC2H 7HF

                                                        Re: DT Cloud
Acquisition Corp
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed October 6,
2022
                                                            File No. 333-267184

       Dear Olivia He:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 27, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Cover Page

   1. We note your response to comment 1 of our letter indicating that you sponsor is controlled by a Chinese national.
We further note that you may intend to invest in an entity in Asia.
                                                        Please disclose this
prominently on the prospectus cover page. Also provide prominent disclosure about the
legal and operational risks associated with being based in or acquiring a company that does
business in China. Your disclosure should make clear whether these risks could result in a
material change in your or the target company   s post-combination
                                                        operations and/or the
value of your shares or could significantly limit or completely hinder your ability to offer
or continue to offer securities to investors and cause the value of such securities to
significantly decline or be worthless. Your disclosure should address how
 Olivia He
FirstName LastNameOlivia
DT Cloud Acquisition Corp He
Comapany
October 28,NameDT
            2022   Cloud Acquisition Corp
October
Page 2 28, 2022 Page 2
FirstName LastName
         recent statements and regulatory actions by China   s government, such
as those related to
         data security or anti-monopoly concerns, has or may impact the company s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding
         Foreign Companies Accountable Act and related regulations will affect your company or possibly your target company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
2. Given the risks of doing business in the PRC, please revise the cover page to disclose that your sponsor being controlled by a Chinese national may make you a less attractive partner to a non China based target company than a non-China or non-Hong Kong based
         SPAC. Please disclosure that this may therefore limit the pool of acquisition candidates and make it more likely for you to consummate a business combination in the PRC.
         Please also state that your ties to China or Hong Kong may make it harder for you to complete an initial business combination with a non China based target company.
         Specifically discuss the impact this could have upon your search for an initial business combination. Further, please revise your prospectus summary and the bullet point risk factors to address these points.
Prospectus Summary, page 1

3. In your summary of risk factors, disclose the risks that your corporate structure and being
         based in or having the majority of the company   s operations in China
poses to investors.
         In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the
         Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
4. Disclose each permission or approval that you are required to obtain from Chinese authorities to operate and to offer the securities being registered to foreign investors. State whether you are covered by permissions requirements from the China Securities
         Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any
         other governmental agency that is required to approve operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any
 Olivia He
FirstName LastNameOlivia
DT Cloud Acquisition Corp He
Comapany
October 28,NameDT
            2022   Cloud Acquisition Corp
October
Page 3 28, 2022 Page 3
FirstName LastName
         permissions or approvals have been denied. Please also describe the consequences to you and your investors if you: (i) do not receive or maintain such permissions or approvals,
         (ii)inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
5. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate the auditor of a company you may target for an initial business combination, and that as a result an exchange may determine to delist your securities. As appropriate, please disclose that on August 26, 2022, the PCAOB signed a Statement of
         Protocol with the China Securities Regulatory Commission and the Ministry of Finance of
         the PRC to allow the PCAOB to inspect and investigate completely registered public accounting firms headquartered in China and Hong Kong, consistent with the HFCAA, and that the PCAOB will be required to reassess its determinations by the end of
         2022. Please add risk factor disclosure and also disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted,
         would decrease the number of    non-inspection years    from three
years to two years, and
         thus, would reduce the time before your securities may be prohibited from trading or delisted.
Risk Factors, page 25

6. Please revise to provide risk factor disclosure about the Holding Foreign Companies
         Accountable Act. Please also address and disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted,
         would decrease the number of    non-inspection years    from three
years to two years, and
         thus, would reduce the time before your securities may be prohibited from trading or delisted. Also address that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. Finally, address and disclose that on
         August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities
         Regulatory Commission and the Ministry of Finance of the PRC to allow the PCAOB to inspect and investigate completely registered public accounting firms headquartered in
         China and Hong Kong, consistent with the HFCAA, and that the PCAOB will be required to reassess its determinations by the end of 2022.
7.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment
 Olivia He
DT Cloud Acquisition Corp
October 28, 2022
Page 4
       in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
8. In light of recent events indicating greater oversight by the Cyberspace Administration of
       China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. Enforceability of Civil Liabilities, page 54

9. We note your response to comment 3. Please revise to also address your controlling shareholder Mr. Xin Jin in your responses in this section and the corresponding risk factor section.
General

10. Please address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period. Also address any impact PRC law or regulation may have on the cash flows associated with the business combination, including shareholder redemption rights.
       You may contact Jeffrey Lewis at 202-551-6216 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or David Link at 202-551-3356 with any other questions.



                                                            Sincerely,
FirstName LastNameOlivia He
                                                            Division of
Corporation Finance
Comapany NameDT Cloud Acquisition Corp
                                                            Office of Real
Estate & Construction
October 28, 2022 Page 4
cc:       Lawrence Venick, Esq.
FirstName LastName